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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November, 2005	Commission File Number: 333-124186-02

HUDBAY MINERALS INC.
(Name of Registrant)

201 Portage Avenue, Suite 1906
Winnipeg, Manitoba
Canada R3B 3L3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
Date: November 9, 2005
	By:	/s/ Jeffrey A. Swinoga Name: Jeffrey A. Swinoga Title: Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	HudBay Minerals Inc. Interim Consolidated Financial Statements for the Period Ended September 30, 2005
99.2	HudBay Minerals Inc. Interim Management Discussion and Analysis of Results of Operations and Financial Condition — Three Months Ended September 30, 2005
99.3	HudBay Minerals Announces Third Quarter 2005 Results

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SIGNATURES
EXHIBIT INDEX